100 King Street West, Suite 5700,
Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-06

POLYMET REPORTS SECOND QUARTER FISCAL 2015 RESULTS

St. Paul, Minn., September 9, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the three and six months ended July 31, 2014. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended July 31, 2014 was $1.610 million compared with $1.762 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation in the three months ended July 31, 2014 were $0.955 million compared with $1.283 million in the prior year period.

  Loss for the six months ended July 31, 2014 was $3.394 million compared with $3.422 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation in the three months ended July 31, 2014 were $2.197 million compared with $2.406 million in the prior year period.

  At July 31, 2014 PolyMet had cash and cash equivalents of $16.283 million compared with $32.790 million at January 31, 2014.

  Convertible debt at July 31, 2014 was $32.701 million. PolyMet can trigger conversion of the debt to equity at a fixed price of $1.2920 per share upon the Early Maturity Event. At the same time, PolyMet can trigger the early expiration of share purchase warrants held by Glencore, which, if exercised, would raise an additional $8.6 million at $1.30 per share.

  PolyMet invested $6.227 million into its NorthMet project during the three months ended July 31, 2014, compared with $8.184 million in the prior year period. As of July 31, 2014 PolyMet had spent $77.363 million on environmental review and permitting, of which $70.872 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	July 31, 2014	January 31, 2014

Cash & equivalents	$16,283	$32,790
Working capital	9,760	(1,872)
Total assets	286,312	287,525
Total liabilities	92,388	91,193
Shareholders’ equity	193,924	196,332

	Three months ended July 31,		Six months ended July 31,
Income Statement	2014	2013	2014	2013

General & admin expense excluding non-cash share-based compensation	$955	1,283	$2,197	2,406

Non-cash share-based compensation	$216	89	$365	273
Other loss (income)	$439	390	$832	743

Loss before tax	$1,610	1,762	$3,394	3,422
Loss per share	$0.01	0.01	$0.01	0.02
Investing Activities
NorthMet Property	$6,227	8,184	$14,443	13,096

Weighted average shares outstanding	275,656,779	210,178,514	275,625,187	196,938,572

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2014 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2014 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.